centrica

082-04578

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	16 October, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	3 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

[redacted]

08005482

RECEIVED
2008 OCT 21 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 2 2 2008
THOMSON REUTERS

10/21

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

16 October 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

16 October 2008

British Gas Business to acquire BMSi

Centrica plc, through its British Gas Business division, today announced that it has acquired Building Management System Integrators Ltd (BMSi) for a cash consideration of £7 million. The acquisition, which includes an additional earn-out mechanism of up to £3 million, will launch British Gas Business's entry into the UK's expanding business energy services market which Centrica believes will grow to £2 billion over the next five years, according to a consensus of market sources.[1]

BMSi is a UK leader in the installation and contract servicing of specialist building controls systems. These systems help improve building energy management performance and can deliver significant energy and carbon savings. The business currently employs a total of 69 people and its existing customers include Boots, BAA and O_2. By combining the capabilities of BMSi with the energy expertise within British Gas Business it will be able to provide customers with new energy management propositions and products.

British Gas continues to explore other acquisitions to further build the range, scale and reach of the energy efficiency and low-carbon capabilities it can offer business and domestic customers.

Phil Bentley, Managing Director of British Gas, said: "With high energy costs, and with the prospect of new legislation and tighter regulation around businesses' carbon emissions, we will offer new ways to help our customers cut their energy usage and reduce their carbon footprint. This rapidly growing market is also being driven by changing customer attitudes and the desire of many in business to demonstrate greater corporate responsibility by reducing their energy usage and carbon footprint.

"Our new energy solutions will include building control technologies, automated monitoring and targeting and smart metering which will help businesses track energy consumption and optimise the operation of high energy consuming plant such as heating, ventilation, air conditioning and lighting."

Enquiries

Investor relations: 01753 494900
Media relations: 0845 072 8001

Notes to editors

Centrica plc is acquiring BMSi Ltd through its subsidiary British Gas Energy Services Ltd a wholly owned subsidiary.

[1] Forecast of the size of the business energy services market comes from Centrica's analysis of a variety of market sources including Federation of Environmental Trade Association, Building Control Industry Association (BCIA), UKCEED, Energy Systems Trade Association, Carbon Trust, SMT Consulting.

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